Ordinary General Meeting of Shareholders of Biofrontera AG, Leverkusen,

on 11 July 2018

Counter-motion A

The counter-motion received by the Company from shareholder Mark Sippel on June 16, 2018 is referred to as “Counter-motion A” within the meaning of the instruction forms for issuing instructions, in particular to the proxy of the Company.

Counter-motion A together with the reasons has the following wording:

Dear Ladies and Gentlemen,

In view of the Annual General Meeting on July 11, 2018 and your invitation published on June 04, 2018, I hereby submit a counter-motion on agenda item 4 “Elections to the Supervisory Board”.

The counter-motion includes that I propose myself - Mark Sippel - for the remaining term of office as successor to Mark Reeth for election to the Supervisory Board of Biofrontera AG.

Justification:

Some strategic decisions of the last few years, especially the IPO that took place at the beginning of this year, cast doubt on me whether the interests of the free float played a major role in decision-making processes. An indication for this could be the manageable shares of the current supervisory board of 42,624 shares of Biofrontera AG (see statement according to section 27 of the German Securities Takeover Act (WpÜG) of June 11, 2018). On the other hand, due to my current investment in Biofrontera AG, I will always be driven by the maxim of my own investment and thus represent the interests of the free float at the same time.

In the eyes of many shareholders, interaction with the capital market is also a red rag. As an example I would like to mention here the strange communication around the IPO as well as the wording of the Maruho cooperation that has changed again and again in the course of time. The latter could also be described as consistent “both”. This may result in an unnecessary valuation discount for Biofrontera AG.

For these reasons, I consider it necessary to propose myself - Mark Sippel - for election as successor to Mark Reeth in order to give the free float a vote in future and thus represent his interests.

Nevertheless, I would like to conclude by emphasizing that I firmly believe in the success of Biofrontera AG and its employees. I have the greatest respect for the work done!

Mr. Mark Sippel has also provided the following personal data, among others:

Place of residence:	Fürth

Practiced profession:	Doctorate at the faculty of high-frequency engineering at the University of Erlangen-Nürnberg

CV:

2007:	Abitur

2007 - 2008:	Military service in the mountain reconnaissance platoon

2008 - 2012:	Studies of industrial engineering (B.Eng.) at the FH Ansbach

2012 - 2014:	Studies of industrial engineering (M.Sc.) at the University Erlangen-Nürnberg

Since 2014:	Doctorate at the faculty of high-frequency engineering at the University of Erlangen-Nürnberg

Memberships in statutory supervisory boards:	none

Memberships in comparable domestic and foreign supervisory bodies of commercial enterprises:	none